**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Re: United Parcel Service, Inc.
Incoming letter dated December 22, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to UPS by Hilda Kaplis and Sydney K. Kay, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Enclosures

cc: Hilda Kaplis
Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230

07045809

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com


December 22, 2006


Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 93024-03718


***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposals of Hilda Kaplis and Sydney K. Kay, Ph.D.*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, United Parcel Service, Inc. ("UPS"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") two shareowner proposals (collectively, the "Proposals") received from Hilda Kaplis and Sydney K. Kay, Ph.D. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before UPS files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to these Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of UPS pursuant to Rule 14a-8(k).

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponent has submitted more than one proposal to UPS for consideration at the 2007 Annual Shareowners Meeting;
- Rule 14a-8(i)(3), because the Proposals are vague and indefinite;
- Rule 14a-8(i)(2), because implementation of the Proposals would cause UPS to violate state law; and
- Rule 14a-8(i)(8), because the Proposals relate to the election of directors and would disqualify at least 11 of the 12 directors on UPS's current Board of Directors, at least 11 of whom are expected to be nominated in the 2007 Proxy Materials,[1] from being elected at the 2007 Annual Shareowners Meeting.

Alternatively, if the Staff does not concur that the Proposals may be excluded on any of these bases, UPS requests the Staff's concurrence that the Proposals may be excluded pursuant to Rule 14a-8(i)(1), because the Proposals are not proper subjects for action by UPS's shareowners under Delaware law.

**ANALYSIS**

**I. The Proposals May Be Excluded Under Rule 14a-8(c) and Rule 14a-8(f) Because They Constitute Multiple Proposals.**

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." As discussed below, despite proper notice of this procedural deficiency from UPS, the Proponent submitted multiple shareowner proposals for inclusion in the 2007 Proxy Materials. Thus, UPS believes that it may exclude the Proposals under Rule 14a-8(f) because the Proposals do not satisfy Rule 14a-8(c).

---

1 Pursuant to the Current Report on Form 8-K that UPS filed with the Commission on December 20, 2006, John J. Beystehner will retire as UPS's chief operating officer and president, UPS Airlines and as a director of UPS effective January 2, 2007.

*A. Background*

On November 20, 2006, UPS received a letter from the Proponent that included numerous shareowner proposals on a variety of subjects (the "Initial Proposals") for inclusion in the 2007 Proxy Materials. *See* Exhibit A. Accordingly, in a letter dated December 1, 2006, which was sent within 14 calendar days of UPS's receipt of the Proponent's submission, UPS informed the Proponent of the requirements of Rule 14a-8 and requested that the Proponent cure the various procedural deficiencies (the "Deficiency Notice"). *See* Exhibit B. Among other things, the Deficiency Notice informed the Proponent that Rule 14a-8(c) permits a shareowner to submit no more than one proposal for a particular meeting, and requested that the Proponent modify the submission to reduce the number of proposals to one. In addition, UPS attached to the Deficiency Notice a copy of Rule 14a-8. UPS transmitted the Deficiency Notice to the Proponent by overnight delivery, and UPS's records confirm that the Proponent received the Deficiency Notice on December 4, 2006. Thus, UPS satisfied its obligations under Rule 14a-8(f) by providing the Proponent with a Deficiency Notice that was both received by the Proponent in a timely manner and provided instructions as to how the Proponent might cure the procedural defects.

On December 11, 2006, UPS received a letter from the Proponent in response to the Deficiency Notice. *See* Exhibit C. The Proponent revised the Initial Proposals and included in the response the Proposals, which consist of two separate and distinct shareowner proposals. The Proposals differ in both language and substance:

- The first of the Proposals focuses on director independence and states, "WHEREAS Salaried employees shall NOT qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body*" (the "First Proposal"). (*emphasis in original*). Although this Proposal is phrased as a recital, it operates as a proposal under Rule 14a-8(a) because it proposes a course of action: an independence standard for director nominees.

- The second of the Proposals focuses on director stock ownership guidelines and states, "RESOLVED That all Director Nominees must be: (1) Individual Investors who shall, *for at least the past three (3) years,* have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or (2) Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated" (the "Second Proposal"). (*emphasis in original*).

*B. Discussion*

As noted above, Rule 14a-8(c) provides that a shareowner may submit no more than one proposal to a company for a particular shareholders' meeting. The Staff consistently has taken the position that multiple unrelated proposals are excludable, even if packaged as a single submission.[2] In applying the "one proposal" standard in this context, the Staff has distinguished between a multi-prong proposal where each element relates to a single concept[3] and multiple proposals addressing distinct standards or actions. When a single submission involves distinct actions or topics, the Staff has concurred that the proposals may be excluded even if they relate to the same general topic. *See, e.g., Electronic Data Systems Corp.* (avail. Mar. 10, 1998) (proposals to eliminate classified board and establish "independent lead director" excludable); *Allstate Corp.* (avail. Jan. 29, 1997) (permitting exclusion of proposals instituting cumulative voting for directors and prohibiting practices that could impair the effectiveness of cumulative voting). Indeed, the Staff frequently has concurred with the exclusion of multiple proposals within the same submission addressing the election of directors. Recently, for example, in *HealthSouth Corp.* (avail. Mar. 28, 2006), the Staff concurred that a submission proposing to grant shareowners the power to increase the size of the board and to fill any director vacancies created by the increase consisted of two proposals. *See also Torotel, Inc.* (avail. Nov. 1, 2006) (permitting exclusion of six proposals aimed at removing bylaws that "restrict shareholders from properly presenting and acting upon matters at shareholder meetings," including three addressing the number, election, and classification of directors); *Enova Corp.* (avail. Feb. 9, 1998) (concurring that the company could exclude proposals to elect the entire board annually and appoint an "independent lead director").

Here, although both of the Proposals relate to the general topic of nominees to the Board, they in fact would establish distinct and unrelated criteria for election. The First Proposal would prevent "salaried employees" from serving on the Board of Directors and, thus, is focused on director independence. The Second Proposal would establish stock ownership guidelines for "Director Nominees." In this regard, the Proposals are substantially similar to the shareowner proposals in *Fotoball, Inc.* (avail. May 6, 1997), which the Staff concurred were excludable pursuant to the predecessor to Rule 14a-8(c). In *Fotoball*, the Staff's response letter described the proposal as having "three parts":

---

[2] *See, e.g., American Electric Power* (avail. Jan. 2, 2001) (permitting exclusion of multiple proposals regarding director tenure and compensation, and frequency of board meetings); *IGEN Int'l, Inc.* (avail. Jul. 3, 2000) (permitting exclusion of multiple proposals regarding the size of the company's board, the frequency of board meetings, and ownership requirements to call shareowner meetings).

[3] *See Computer Horizons Corp.* (avail. Apr. 1, 1993) (declining to concur with exclusion because "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses").

> The first part recommends that all persons elected or appointed to the board beneficially own at least 10,000 shares of the Company's stock . . . . The second part recommends that all directors be paid in the form of common stock or options. The third part recommends that non-employee directors should perform no other services for the Company for compensation.

The Proposals here impose requirements substantially identical to those of the first and third proposals in *Fotoball*—that is, they require certain minimum levels of stock ownership by directors and prohibit employees from serving as directors. Moreover, the Proposals address substantially different criteria for director nominees. Thus, it would be possible for nominees to satisfy one of the Proposals and not the other. For example, a company executive could satisfy the stock ownership standard under the first prong of the Second Proposal based on his or her individual ownership of the company's stock, or could satisfy the "holding or representing" standard under the Second Proposal if the executive is also a trustee of a company pension plan that holds company stock. Thus, as with the proposals in *Fotoball*, the Proposals here constitute separate and distinct topics.

In summary, despite clear and timely notice from UPS regarding the requirements of Rule 14a-8(c) and a request that the Proponent reduce the submission to a single proposal, the Proponent submitted two separate and distinct shareowner proposals, addressing different topics relating to the election of directors. These Proposals are not united by a single concept. Accordingly, consistent with the positions taken by the Staff in *Fotoball*, *Enova*, and elsewhere, we believe that the Proposals may be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f).

## II. The Proposals May Be Excluded Under Rule 14a-8(i)(3) Because They Are Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The First Proposal is vague and misleading because it is phrased as a recital, but in fact constitutes a separate and distinct condition for director nominees that is not related to the Second Proposal. Specifically, the seventh "WHEREAS" clause states that "[s]alaried employees shall NOT qualify as Director Nominees . . . ." Thus, some shareowners considering the Proponent's submission might not consider this statement as part of the matter on which they are voting, whereas others might correctly see it as a separate and distinct mandate from the Second Proposal.

The Second Proposal contains a number of vague and possibly misleading provisions:

- The Second Proposal provides that all director nominees must satisfy one of two stock ownership standards. The first is that they must be "Individual Investors who shall, for at least the past three (3) years, have been and currently are" owners of a certain dollar value of company shares. This proposal does not specify when one tests the "three (3) year" and "currently" ownership standards. For example, it is unclear whether potential director nominees must satisfy the standards at the time of the UPS's 2007 Annual Shareowners Meeting (when the Proponent requests that this matter be voted on), whether the standards must be satisfied at the time that the individual is nominated, or whether the standards must be satisfied at the time that shareowners vote on a nominee's election. Because the Second Proposal fails to provide any indication, a reasonable shareowner might interpret the Proposal in any of these disparate ways. Similarly, UPS and its shareowners cannot ascertain whether under the second prong of the stock ownership standard director nominees "from Mutual, Pension, State Treasury Funds, Foundations or Brokerages" must have held "at least two million (2,000,000) voting shares in the corporation" as of the date that the director nominee is nominated, is elected or at some other point in time.

- Similarly, the Second Proposal does not specify how and when the five million dollar ($5,000,000) ownership standard is measured: must the nominee have owned stock worth that much during the entire three year period, or must the nominee own shares that are "currently" worth that amount, regardless of whether the value of those shares was less than $5,000,000 at some point during the "past three years?" It also is unclear whether this threshold is based on the price that the individual paid to purchase the shares, or the closing price, highest trading price or lowest trading price of UPS shares as of some specified date.

- The Second Proposal refers to "[i]ndividuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages" but provides no guidance as to what it means to be "from" such an institution. Does this reference include only individuals who currently work for these institutions in some capacity? Or, alternatively, does it encompass a larger category of individuals, such as any individual designated by such an entity, or a former employee or director who was lured "from" the institution to

> seek a seat on UPS's Board? Because the Proposal fails to specifically define the class of representatives who satisfy its ownership requirements, shareowners cannot ascertain with reasonable certainty precisely what qualifications they are voting whether to impose. Accordingly, the Second Proposal is inherently vague, and therefore, misleading.

Finally, both Proposals (as well as the supporting statements) are vague and potentially misleading in that they do not specify how broadly the independence and stock ownership criteria are to apply. Specifically, it is unclear whether the Proposals (1) require that all nominees to UPS's Board not be UPS employees and own or represent the referenced amounts of UPS stock, (2) require that all nominees to UPS's Board be individuals who satisfy the independence and stock ownership criteria with respect to every corporate board on which the individual serves, or (3) represent a policy statement that applies to all director nominees at all public corporations. This vagueness arises from the fact that the Proposals make no reference to UPS. They refer, respectively, to "Director Nominees" and to "all Director Nominees," but fail to define either of these terms. Likewise, the supporting statements do not refer to UPS, but instead refer to corporations generally, "Most corporate Boards in the United States" and directors being aligned "toward the Chairmen-CEOs who nominated them." Likewise, the Second Proposal refers to "the corporation's shares," but does not identify "the corporation" other than to say "voting shares in the corporation to which they seek to be nominated." As a result of this vague and generalized language in the Proposals, shareowners have no guidance as to how the independence and stock ownership standards under the Proposals would be applied.

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(3) of shareowner proposals that "appear[] directed at the subject of director qualifications [but] include[] criteria toward that object that are vague and indefinite." *Norfolk Southern Corp.* (avail. Feb. 13, 2002). For example, in *Capital One Financial Corp.* (avail. Feb. 7, 2003), the Staff concurred that a proposal asking that the board adopt a written policy that any board member receiving remuneration from the company, other than director's fees, in excess of $60,000 be considered an employee was vague and indefinite and, thus, excludable under Rule 14a-8(i)(3). The Second Proposal is particularly similar to the shareowner proposal considered in *Capital One Financial* because both contain quantitative thresholds without providing necessary guidance on how to interpret such qualifications. Similarly, in *Norfolk Southern Corp.*, the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal asking that director candidates have "solid background, experience and records of demonstrated performance in key managerial positions within the transportation industry." *See also Coca-Cola Co.* (avail. Jan. 30, 2002) (proposal stating that an "ordinary person" that satisfied other criteria should be on the company's board of directors); *Exxon Corp.* (avail. Jan. 29, 1992) (proposal asking that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 or after losing considerable amounts of money").

The absence of clarity and detail behind the specific standards set forth in the Proposals distinguish them from other proposals that contain general terms and phrases but that still convey the proponent's intent. For example, in *ConocoPhillips* (avail. Feb. 24, 2005), the Staff did not concur with exclusion of a proposal asking the company to select and recommend director candidates with the "highest personal and petroleum qualifications, integrity and values," as the proposed director qualifications contained general terms that still conveyed the proponent's intended objective (*e.g.*, "no conflicts of interest" and "integrity and values"). In contrast, the Proposals here—like the shareowner proposals at issue in *Capital One Financial* and *Norfolk Southern*—set forth specific criteria but lack necessary clarity as to how the criteria are to operate, likely resulting in UPS and shareowners envisioning different actions with respect to implementation of the Proposals

In summary, the Proposals are similar to the shareowner proposals considered in *Capital One Financial* and *Norfolk Southern* because they seek to establish specific criteria for "Director Nominees" without providing necessary guidance on how to interpret such criteria. Accordingly, we believe that the Proposals may be excluded under Rule 14a-8(i)(3) because they are so vague and indefinite such that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures" the Proposals require.

**III. The Proposals May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposals Would Cause UPS to Violate State Law.**

A shareowner proposal may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(2) if implementation of the proposal would cause the company to violate any applicable state law. UPS is incorporated under the laws of the State of Delaware. The Proposals prescribe various qualifications for nomination to serve on the Board of Directors—that is, they (1) prohibit salaried UPS employees from being nominated to serve on the Board; and (2) require that "Director Nominees" own shares of UPS with a specified aggregate value, or represent an institutional investor owning a specified number of shares.

Attached as Exhibit D is a legal opinion of Delaware counsel Morris, Nichols, Arsht & Tunnell LLP stating that the Proposals would violate Delaware law because they (1) discriminate among shareowners on the basis of the size of their shareholdings; (2) create unreasonable director qualifications; and (3) constitute an inequitable subversion of fundamental principles of a corporate democracy. Accordingly, the opinion states, the Proposals may be excluded from UPS's proxy statement and form of proxy for the 2007 Annual Meeting, pursuant to Rule 14a-8(i)(2).

As discussed below in Part V, the language in the Proposals is mandatory, rather than precatory. But even a precatory proposal is excludable under Rule 14a-8(i)(2) if it seeks to implement a policy that would violate state, federal, or foreign law. *See, e.g.*, *RadioShack Corp.* (avail. Feb. 28, 2005) (permitting exclusion of a proposal recommending amendments to the company's by-laws imposing certain limits on executive compensation, as it would violate Delaware law if implemented); *General Electric Co.* (avail. Jan. 12, 2005) (same result under New York law). Accordingly, even if the Proposals were revised to replace their mandates with recommendations, they would nonetheless remain excludable under Rule 14a-8(i)(2). Therefore, we believe that the Proposals are excludable from UPS's 2007 Proxy Materials under Rule 14a-8(i)(2) because they would violate the laws of the State of Delaware.

## IV. The Proposals May Be Excluded Under Rule 14a-8(i)(8) Because They Relate to the Election of Directors.

The Proposals may be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareowner proposal if it "relates to an election for membership on the company's board of directors or analogous governing body", as the Proposal would result in disqualifying at least 11 of the 12 directors on UPS's current Board, at least 11 of whom are expected to be nominated in the 2007 Proxy Materials, from being elected at the 2007 Annual Shareowners Meeting.

Currently neither UPS's Certificate of Incorporation nor its Bylaws impose any qualifications or restrictions on those whom the shareowners may elect as directors. The Proposals would require nominees to UPS's Board to be (1) individuals who are not salaried employees and (2) individuals who either (A) own currently, and have owned for at least three years, $5,000,000 of stock, or (B) are from certain institutions that hold or represent 2,000,000 voting shares. The Proposals are not drafted prospectively, and therefore would apply to the director nominees in the 2007 Proxy Materials. By imposing such qualifications on the director nominees, the Proposals clearly address the nomination and election for directors of at least 11 of the 12 directors on UPS's current Board.

The Staff has consistently taken the position that proposals setting forth qualifications for directors that would disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement. *See Peabody Energy Corp.* (avail. Mar. 4, 2005) (proposal to require board to adopt a policy of nominating "independent directors" which would constitute two-thirds of the board); *Raytheon Co.* (avail. Mar. 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); *General Dynamics Corp.* (avail. Mar. 25, 1992) (proposal requesting board amend bylaws to provide for board to consist of majority of "independent directors"); *Waste Management. Inc.* (avail. Mar. 8, 1991) (proposal to require the board to consist of a majority of independent directors); *Dillard Department Stores, Inc.*, (avail. Mar. 7, 1991) (proposal to require the board to consist of a majority of independent directors); *PacifiCorp* (avail. Mar. 3, 1989) (proposal to establish a minimum share ownership requirement for directors).

Because the Proposals would disqualify at least eleven directors on UPS's current Board from being nominated for election at the 2007 Annual Shareowners Meeting and most or all of those directors are expected to be nominees for election at the meeting, we believe that the Proposals may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(8). In the alternative, if the Staff concludes that the Proposals are not properly excludable on this and the other bases set forth in this letter, we respectfully request that the Staff require that the Proposals be revised so as to apply only to future director elections and concur with our view that the Proposals may be excluded if they are not so revised within seven days of the Proponent's receipt of the Staff's response.

## V. The Proposals May Be Excluded Under Rule 14a-8(i)(1) Because They Are Not Proper Subjects for Action by Shareowners Under Delaware Law.

The Proposals may be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareowner proposal if it is "not a proper subject for action by shareowners under the laws of the jurisdiction of the company's organization." As phrased, the Proposals direct that "Director Nominees" must meet two different standards. UPS's Board of Directors, as required under New York Stock Exchange listing standards, has a Nominating and Corporate Governance Committee that is composed entirely of independent directors who are responsible for recommending to its Board candidates for election or reelection as directors at each Annual Meeting of Shareowners. Because the Proposals are not stated in precatory language, they would mandate that the independent directors who serve on UPS's Nominating and Corporate Governance Committee and the Board itself take certain actions—*i.e.*, only nominate director candidates who are not salaried employees and who satisfy the specified stock ownership requirements.

UPS is incorporated under Delaware law. Section 141 of Delaware's General Corporation Law provides, "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors" subject to the specified powers in its certificate of incorporation. Consequently, because the Proposals do not allow the UPS Board to exercise its judgment in managing UPS—that is, they expressly prohibit the Board from setting alternative policies regarding director nominees—they are not a proper subject for action by shareowners under the laws of Delaware.

The Staff consistently has concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take specific action is inconsistent with the authority granted to a board of directors under state law and therefore violates Rule 14a-8(i)(1). For example, in *International Paper Co.* (avail. Mar. 1, 2004), the Staff permitted the exclusion of a shareowner proposal mandating that none of the five highest paid executives receive future stock options, if the proponent failed to recast the proposal as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (allowing exclusion of a proposal requiring the board of directors to split a corporation into distinct entities, if not recast as a recommendation or request); *Phillips Petroleum Co. (Quintas)* (avail. Mar. 13, 2002) (a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not recast as a recommendation or request).

Because the Proposals prohibit the UPS Board from exercising its judgment in managing UPS, we believe that the Proposals may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposals are not properly excludable on this and the other bases set forth in this letter, we respectfully request that the Staff require that the Proposals be revised as recommendations or requests and concur with our view that the Proposals may be excluded if they are not so revised within seven days of the Proponent's receipt of the Staff's response.

**CONCLUSION**

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if UPS excludes the Proposals from its 2007 Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, UPS agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to UPS only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph B. Amsbary, Jr. from UPS's Corporate Legal Department at (404) 828-8542.

Sincerely,

Ronald O. Mueller

ROM/eai/wbh

Enclosures

cc: Joseph B. Amsbary, Jr., United Parcel Service, Inc.
Hilda Kaplis and Sydney K. Kay, Ph.D.

100133732_6.DOC

**EXHIBIT A**

RECD NOV 20 2006

*Hilda Kaplis*
*Sydney Kaplis Kay, Ph.D.*

**5718 Harvest Hill Road** **Dallas, TX 75230-1253**

**972 458-2545**

Legal

**Ms Teri P. McClure, Corporate Secretary**
**UPS Inc.**
**55 Glenlake Parkway, N.E.**
**Atlanta, Georgia 30328**

**November 14, 2006**

**Dear Ms. McClure:**

**We wish to submit the proposal "Qualification for Director Nominees" for inclusion in the proxy statement for the 2007 Annual Meeting.**

**Sincerely,**

Hilda Kaplis / Sydney K Kay
**Hilda Kaplis/Sydney K Kay**

# QUALIFICATIONS FOR DIRECTOR NOMINEES

**WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.**

**WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.**

**WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)**

**WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."**

**WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine.**

**WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.**

**WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.**

**WHEREAS NO salaried employees shall qualify as a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.**

**THEREFORE, be it RESOLVED: That there shall be two (2) more Nominees than the number of Directors to be elected with a majority vote determining the winners; that the entire Board shall run for election annually; and that all Director Nominees must be:**

**1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or**

**2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..**

**EXHIBIT B**

Legal Department
55 Glenlake Parkway
Atlanta, GA 30328
404.828.6022 Tel
404.828.6912 Fax

December 1, 2006

*VIA UPS NEXT DAY AIR*

Ms. Hilda Kaplis
Dr. Sydney K. Kay, PhD
5718 Harvest Hill
Dallas, Texas 75230

Dear Ms. Kaplis and Dr. Kay:

I received on November 20, 2006 your letter addressed to UPS Inc., which was dated November 14, 2006. Thank you for your interest in our company.

Pursuant to Rule 14a-8(f)(l) under the Securities Exchange Act of 1934, we are notifying you that your letter contains eligibility and procedural defects, and that your response to this letter must be postmarked or transmitted electronically to us no later than 14 days from the date you receive it. If you do not respond in a timely manner and cure its defects, we will seek to exclude the contents of your letter from our proxy statement for next year's annual meeting. If you choose to respond, please direct your response to me. I have enclosed a copy of Rule 14a-8 for your reference.

**Rule 14a-8(b).** In order for you to be eligible to submit a proposal, Rule 14a-8(b)(1) requires you to continuously have held at least $2,000 in market value of UPS common stock entitled to be voted at the 2007 annual meeting of shareowners for at least one year by the date you submitted your letter. We have reviewed our records and confirmed that you have been a registered holder of at least 147 shares of UPS Class B common stock continuously for at least one year before you submitted your letter, and that the market value of the shares exceeds $2,000. But in order to prove your eligibility, Rule 14a-8(b)(2) also requires that you provide a written statement that you intend to continue to hold the shares of UPS common stock through the date of the annual meeting. We request that you provide this statement to us within the time frame described above.

**Rule 14a-8(c).** Rule 14a-8(c) permits a shareholder to submit no more than one proposal for a particular meeting. Your letter contains several proposals on a number of different subjects, including the number of director nominees, the method by which directors are elected, annual elections of directors and prescribed qualifications for directors. We request that you modify your letter in the time frame set forth above to reduce the number of proposals to one.

Following receipt of your response, we reserve the right to raise any additional issues that may provide for exclusion of proposals in your letter, including any substantive issues described in Rule 14a-8(i).

Should you have questions about this letter, please contact me at (404) 828-6022.

Sincerely,

Joseph B. Amsbary, Jr.
UPS Corporate Legal Department

Enclosure (Rule 14a-8)

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

**(a) Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

 

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

**(c) Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

**(d) Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

**(e) Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

 

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

### Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*Note.* The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

### Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

**Exhibit C**

RECEIVED

DEC 11 2006

UPS Corporate Legal
Atlanta, GA 30328

*Hilda Kaplis*
*Sydney K Kay, Ph.D.*

5718 Harvest Hill Road Dallas, TX 75230-1253

972 458-2545

Joseph B. Amsbary, Jr.
United Parcel Service, Inc
UPS Corporate Legal Dept
55 Glenlake Parkway
Atlanta, GA 30328

5 December 2006

Dear Mr. Amsbary:

I am responding to your letter of 1 December, which I received on the 4th. My proposal does NOT include the NUMBER of Director Nominees. However, you are RIGHT in that it included that they be elected ANNUALLY, so I have deleted it from my Proposal.

My Proposal mentions that the non-employee Directors do not own enough shares in the corporation to which they are being nominated to possess any feelings of fiduciary responsibility to the shareholders, and that, therefore, to QUALIFY for a Directorship, they should have a substantial interest and investment in the corporation.

I have continuously owned at least $2,000 in market value of UPS's common stock that would be entitled to be voted on my proposal for least one year by the day I submitted the proposal. I will continue ownership of the shares through the date of the 2007 Annual Meeting and beyond.

I believe that a perusal of my account will verify and substantiate what I have written.

Very sincerely,

*Hilda Kaplis / Sydney K. Kay*

Hilda Kaplis/Sydney K. Kay, Ph.D.

# QUALIFICATIONS FOR DIRECTOR NOMINEES

**WHEREAS Most Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;**

**WHEREAS It is known, throughout the financial industry, that Chairmen-CEOs, with the power vested in one person, can, and have, appointed their own Boards of Directors. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries.... and stock option deals.... subject to the approval of the Board of Directors *that they have appointed.* Not surprisingly, the Directors go along". (*The Dallas Morning News*, 1-16-2000, p. 1/10J)**

**WHEREAS Most corporate Boards in the United States consist of present or past Chairmen, CEOs or Presidents of other corporations who, back home, have or had the power to nominate *their own* Boards of Directors;**

**WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;**

**WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";**

**WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporations to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, as revealed in the enormously distorted Compensation Packages awarded to Principal Executives *that are often totally unrelated to Performance* year after year after year.**

**WHEREAS Salaried employees shall NOT qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body;***

**WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which Chairmen-Presidents-CEOs, and other Principal Executives in the corporation, have no control;**

**THEREFORE, be it RESOLVED That all Director Nominees must be:**

**1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or**

**2. Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated.**

GIBSON, DUNN & CRUTCHER LLP

**EXHIBIT D**

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX


December 22, 2006

United Parcel Service, Inc.
55 Glenlake Parkway
Atlanta, GA 30328

Ladies and Gentlemen:

We write this letter in response to your request for our opinion whether a stockholder proposal (the "Proposal") submitted to United Parcel Service, Inc., a Delaware corporation ("UPS" or the "Company"), by Hilda Kaplis and Dr. Sydney Kaplis Kay (the "Proponents"), may be omitted from the Company's proxy statement and form of proxy for the 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(1) under the Securities Exchange Act of 1934.

The Proposal discriminates among the Company's stockholders and bars from the Company's board of directors anyone who is not a particular type of large stockholder. Under the Proposal, the only persons eligible to seek election to the board are institutional stockholders owning at least 2 million shares (i.e., approximately $150 million worth of stock at the present market price) and individual stockholders who own at least $5 million worth of stock and have held such stock for at least three years. Specifically, the Proposal provides, in pertinent part, as follows:

> WHEREAS, NO salaried employees shall qualify as a director nominee; their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

> THEREFORE, be it RESOLVED that all Director Nominees must be:
>
> 1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or
>
> 2. Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated.

(emphasis in original).

The discriminatory impact of the Proposal on UPS's stockholders and directors would be as draconian as the Proposal appears on its face:

-- 11 of the Company's 12 current directors, including 8 of its outside directors, would be prohibited from standing for election;

-- 99.8% of the Company's current stockholders would be barred from even trying to get elected to the board; and

-- stockholders constituting only 0.2% of the Company's current stockholders, but who control a majority of the Company's outstanding voting power, would be the only persons permitted to run for election to the board.

In our opinion, the Proposal does violence to the principle of fair corporate democracy that has long been a foundational premise of the Delaware corporate law. Specifically, it is our opinion that, if implemented, the Proposal would violate Delaware law because the Proposal (1) discriminates among stockholders on the basis of the size of their stockholdings; (2) creates unreasonable director qualifications; and (3) constitutes an inequitable subversion of fundamental principles of a corporate democracy. Accordingly, the Proposal may be omitted from the Company's proxy statement and form of proxy for the 2007 Annual Meeting in reliance upon Rule 14a-8(i)(2), which permits the omission of a stockholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." It is also our opinion that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law and therefore may be omitted under Rule 14a-8(i)(1), which permits the omission of a stockholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

**I. Summary.**

It is of course the reality that large stockholders can cast more votes than small stockholders and therefore have an advantage in electing themselves to a corporation's board. The Proposal, however, would effectively turn this practical advantage into a guarantee of victory for a particular faction of large stockholders (i.e., institutions with major positions and large, long-term individual holders) by imposing a systematic prohibition against small stockholders or anyone else even attempting to win a single seat on the Company's board. The blatant discrimination among stockholders required by the Proposal would thus subvert a fair election process, effectively disqualifying over 99% of the Company's current stockholders in favor of only 0.2% of the stockholders. Such discrimination is contrary to the long-standing rule of equal treatment under Delaware law. It also violates the rule that "qualifications" for directors must be reasonable to be valid; indeed, the Proposal would disqualify 11 of the Company's 12 directors (including 8 outside directors). Finally, implementation of the Proposal would violate the fundamental premise that the stockholder voting process, particularly in the election of directors, must be scrupulously fair and cannot be manipulated by rules that expressly or effectively disenfranchise one faction of the stockholder electorate in favor of another. The Delaware case law, and its equitable Court of Chancery, have long guarded these principles and have stuck down novel attempts to manipulate corporate democracy.

**II. The Proposal Violates the Doctrine of Equal Treatment.**

Article III, Section 2 of the Company's bylaws provides: "Directors need not be stockholders of the corporation." Thus, if implemented, the Proposal would require an amendment to the Company's bylaws, requiring that director nominees be (1) individuals who are, and, who have been, for the past three years, the sole holders of at least five million dollars ($5,000,000) of the Company's shares, and/or (2) individuals from institutions holding at least two million (2,000,000) of the Company's voting shares (which, at the present stock price, represents approximately $150 million).[1] As such, the Proposal would seek to validate a standard that favors large stockholders and discriminates against small stockholders who seek to be elected as members of the Company's Board of Directors. Indeed, based on share ownership and share prices on the record date for the 2006 Annual Meeting of Stockholders approximately: (1) 1,023 of 487,795 beneficial holders of the Company's stock owned five million ($5,000,000) or more in value of the Company's shares, and (2) 41 institutional holders owned two million (2,000,000) or more voting shares. Thus, if the Proposal were implemented, a mere 0.2% of the

[1] Section 141(b) of the Delaware General Corporation Law (the "DGCL") provides: "Directors need not be stockholders unless so required by the certificate of incorporation or bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors." 8 *Del. C.* 141(b). Besides imposing director qualifications based on stockholdings, the Proposal prohibits director nominees from being salaried employees of the Company.

Company's largest stockholders would have the ability to be director nominees, and the remaining 99.8% of the Company's stockholders would have no such ability. The Proposal also discriminates between large individual stockholders and large institutional stockholders by establishing disparate ownership thresholds that must be met before such stockholders are entitled (or their representatives are entitled) to be director nominees.[2]

In creating a corporate governance rule regulating director nominees which discriminates not only between large and small holders of UPS common stock, but also between large individual stockholders and large institutional stockholders, the Proposal is fundamentally at odds with the doctrine of equal treatment of holders of the same class of shares of a corporation's stock that has long been recognized by the Delaware courts. *See, e.g., In re Sea-Land Corp.*, 642 A.2d 792, 299 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).

The most common application of the equal treatment doctrine relates to dividends, requiring that all holders of identical shares receive the same dividends when dividends are declared.[3] Thus, in *Telvest, Inc. v. Olson*, 1979 WL 1759 (Del. Ch. Mar. 8, 1979), the Delaware

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2 The stockholders that would qualify as director nominees under the Proposal control 52.35% of the Company's voting power.

3 Stockholders do not have a fundamental right to receive dividends. *Shintom Co. v. Audiovox, Corp.*, 2005 WL 1138740, at *2 (Del. Ch. Mar. 4, 2005). Nor do stockholders have a fundamental right to be director nominees. *Stroud v. Milliken Enterprises, Inc.*, 585 A.2d 1306,

(continued . . .)

Court of Chancery enjoined the distribution of a stock dividend because, *inter alia*, the dividend would not be issued on a pro rata basis. The proposed dividend in that case was of preferred shares that carried special voting rights on certain transactions. The defendant corporation argued that the fact that the dividend would be issued on a rounded basis so that the voting rights of certain holders of common stock receiving the dividend would be rounded up involved only a "slight" increase in the voting rights of those stockholders. The Court refused to find that there was any "*de minimis*" exception to the pro rata treatment it required. *Id.* at *6.[4]

Because the Proposal clearly contemplates that some holders of the Company's common stock will have the right to be director nominees based solely upon the size of their stockholdings, while the vast majority of the Company's other stockholders will not, the Proposal is inconsistent with the equal treatment doctrine as recognized by the Delaware courts. Accordingly, we believe that the Proposal would, if implemented, add to the Company's bylaws

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(. . . continued)
1309 (Del. Ch. 1988). However, once such rights are created, all holders of the same class of stock must be treated equally (or at least fairly). *See also*, *infra*, n.3.

4 The concept that holders of the same class of stock have the same rights does not necessarily mean that such holders may not in some cases be treated differently so long as that different treatment is consented to or is fair. *See, e.g., Applebaum v. Avaya, Inc.*, 805 A.2d 209 (Del. Ch. 2002), *aff'd*, 812 A.2d 880 (Del. 2002) ("it makes no sense to construe Section 155 [of the DGCL entitled 'Fractions of shares'] to require uniformity rather than fairness"); *Nixon v. Blackwell*, 626 A.2d 1366, 1376 (Del. 1993) ("stockholders need not always be treated equally for all purposes"). Here, the disparate treatment is not fair as discussed, *infra*, pp. 13-19 and the Company's stockholders have not consented to such unequal treatment. We note also that Delaware courts have permitted some divergence from the rule of equal treatment with respect to the standard "one vote per share" rule if the divergence is clearly set forth in the corporation's *certificate of incorporation* pursuant to 8 *Del. C.* § 212(a), which provides that all shares shall have one vote "unless otherwise provided in the certificate of incorporation." Neither Section 212 nor any of the cases decided under it have permitted a *bylaw* to alter the rule of Section 212.

a provision that is contrary to Delaware law. The Proposal is therefore subject to omission from the Company's proxy statement and form of proxy for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(2). Furthermore, because the Proposal calls upon the Company's stockholders to impose a standard that discriminates among stockholders in a fashion not permitted by Delaware law as set forth above, we believe that the Proposal is not a proper subject for stockholder action under Delaware law and, therefore, is subject to omission from the Company's proxy statement and form of proxy for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(1).

**III. The Proposal Creates Unreasonable Director Qualifications.**

Section 141(b) of the DGCL provides that the certificate of incorporation or the bylaws of a Delaware corporation may prescribe director qualifications and provides, in pertinent part:

> Directors need not be stockholders unless so required by the certificate of incorporation or bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors.

8 *Del. C.* § 141(b). Thus, Section 141(b) specifically permits a qualification that directors "be stockholders." While the text of Section 141(b) does not impose any restrictions on the types of director qualifications that may be imposed by a certificate of incorporation or bylaws, under the common law, director qualifications must be reasonable. *See, e.g., Stroud v. Grace,* 606 A.2d 75, 81 (Del. 1992); *McWhirter v. Washington Royalties Co.*, 152 A. 220, 224 (Del. Ch. 1930); *In re Gulla*, 115 A. 317, 318 (Del. Ch. 1921). For the reasons set forth below, we believe that the director qualifications contemplated by the Proposal are patently unreasonably.

First, it seems highly unlikely that the drafters of Section 141(b) intended that section to permit director qualifications which required director nominees to have stockholdings in the extraordinary amounts required by the Proposal. Indeed, prior to 1917, the DGCL required directors to be stockholders; however, the statute merely required that each director "own in his own right not less than *three* shares of capital stock." 21 *Del. Laws*, Ch. 273, § 20 (1915) (emphasis added). Many other states' corporate statutes in effect at that time required directors to be stockholders, but imposed no thresholds on the number of shares that a director was required to own. "Where shareholder status was required, a court could not oust a director from office because the director only had one share of stock in the Company. Whether a director owned one share or a majority of all the stock was immaterial, insofar as his or her legal qualification to hold office was concerned." William Meade Fletcher, *Fletcher Cyclopedia of the Law of Corporations*, § 299 (2006). In 1917, the DGCL was amended to *eliminate* the requirement that directors own three shares,[5] suggesting that the drafters did not intend that the modern statute would be used to impose a stockholder qualification requiring all director nominees to own extraordinary amounts of stock. Similarly, all other jurisdictions that had requirements that directors be stockholders have long since repealed such requirements. *See* 2 *Model Business Corp. Act*, § 8.01 cmts. 1-2 (2002 Supp.). Indeed, *The Corporate Director's Guidebook*, 56 Bus. Law. 1571 (2001) (the "*Guidebook*") does not even mention stock ownership as a factor to be considered by a board's nominating committee when establishing "criteria for board membership." *Id.* at 1608. The *Guidebook* provides:

> The principal qualities of an effective corporate director include strength of character, an inquiring and independent mind, practical wisdom and mature judgment. In addition to these attributes, the nominating committee may want to establish particular criteria for

5 The statute was amended to read in its current form.

> board membership. These may include individual qualifications such as technical skills, career specialization or specific backgrounds. Increasingly, corporations have decided that having gender and ethnic diversity in the boardroom adds significant value in terms of providing additional perspectives in board deliberations.

*Id.* Thus, there is no historical (nor any modern precedent) in Delaware or elsewhere for a director qualification bylaw, such as that contemplated by the Proposal, which would require all director nominees to own extraordinary amounts of a corporation's stock.

Moreover, the unreasonableness of the qualifications imposed by the Proposal is illustrated by the fact that only one of the Company's twelve (12) current directors meets the qualifications for a director nominee set forth in the Proposal. The directors who do not meet the criteria set forth in the proposal include all of the Company's outside directors (other than the Company's former Chairman and Chief Executive Officer)—notwithstanding the fact that pursuant to the Company's stock ownership guidelines, each non-employee director owns an amount of the Company's stock equal to at least six times his or her annualized retainer. These eight individuals include the Chairman, Chief Executive Officer and President of Dana Corporation, the Executive Vice President of Hewlett-Packard Company, the former Chief Executive Officer of Mark Controls Corporation, the Chairman and Chief Executive Officer of Symantec Corporation, the Executive Vice President and Chief Financial Officer of The Home Depot, Inc., the former Chief Operating Officer of Lucent Technologies, Inc., the former Chairman of Global Operations of AT & T, Inc. and the former Deputy Secretary of the United States Department of the Treasury. These are all persons with substantial business experience in areas relevant to the Company's business. *See, e.g., Stroud v. Grace*, 606 A.2d 75, 95-96 (Del. 1992) (finding that a director qualification bylaw that would require, *inter alia*, a majority of a corporation's directors to be individuals who had substantial experience in line (as distinct from staff) positions in the management of substantial business enterprises to be reasonable).

The Proponents would have the Company's directors replaced with "Individual Investors" and/or "Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages," with extremely large stockholdings and who are not salaried employees. Such persons typically lack the type of business, leadership and industry experience that have traditionally been possessed by the persons comprising a majority of the Company's board. Indeed, in Martin A. Lipton & Steven A. Rosenblum, *Election Contests in the Company's Proxy: An Idea Whose Time Has Not Come*, 59 Bus. Law. 67 (Nov. 2003), the authors write with respect to the problems created by a corporate model that envisions representatives of institutional investors serving as directors:

> First, it is not their expertise. The analysts and money managers employed by institutional shareholders tend to be trained in financial analysis, not in corporate management. They are trained to analyze the financial results and condition of a corporation and its financial projections in order to make a determination as to whether the trading price of the corporation's shares makes those shares a good buy. They are not trained to analyze how best to manage the business operations of the corporation. Second, they have not invested in the internal resources that would be necessary to serve as effective ongoing monitors of the corporation's management [], and it is far from clear that it would be in their economic interest to do so. An institutional investor owns only a fraction of the equity interest in a public corporation. Developing the expertise to determine what investments to buy, when to buy them and when to sell them creates a benefit that inures completely to the investor. Developing the expertise to assist in improving corporate management, even if the institutional investor could be successful in doing so, would create a benefit that would inure primarily to others.... The institutional investor, first and foremost, wants to be free to buy and sell at the times of its own choosing. Institutional investors do not want the constraints that would undoubtedly come with an increased role in managerial

> monitoring. Third, many institutional and other activist investors have competing interests that may conflict with the best interests of the public corporation and its shareholder body and other constituencies taken as a whole.

*Id.* at 77. Thus, institutional investors do not necessarily have the type of experience or motivation to be effective directors.[6]

The Delaware courts have employed a case by case, equitable approach in reviewing attempts to use corporate bylaws to manipulate the composition of a board. In *In re Osteopathic Hospital Assoc. of Delaware*, 195 A.2d 759 (Del. 1963), the Delaware Supreme Court held that a bylaw amendment which had the effect of fundamentally changing the composition of a governing body was unreasonable and, therefore, invalid under Delaware law. The Osteopathic Hospital Association of Delaware ("Osteopathic") was a membership organization, the primary objective of which was to provide surgical and medical services to persons in need thereof. In 1955, Osteopathic's bylaws provided for voting members who were doctors licensed by the Medical Council of Delaware as osteopathic physicians authorized to practice in Delaware and who had contributed $1,000 to the association. In addition, lay persons could also be admitted as members of Osteopathic if elected by a majority vote of the members. In 1961, Osteopathic's trustees unilaterally amended the association's bylaws to make all lay trustees voting members of Osteopathic, which increased the number of lay persons who were voting members of Osteopathic from four to twelve members. The Delaware Supreme Court found the 1961 bylaw amendment to be invalid, stating in pertinent part:

---

6 Undoubtedly, the same is true of most individual investors with high stockholdings.

> I am persuaded that a change of so fundamental a character in structure of this rather unique organization could not be validly carried into effect by the [] action of the trustees taken here. Something more is necessary to validate such an amendment where, as here, there is a sudden departure from the past form of corporate organization coupled with a complete absence of affirmative action by the group whose interests are being adversely affected.... It thus strikes us that the act of the Board of Trustees is patently unreasonable as a matter of law.

*Id.* at 764-765. If the Proposal were implemented, it would cause a fundamental change in the composition of the Company's Board of Directors (from persons with substantial experience relevant to the Company's business with small (but not insignificant) stockholdings to laypersons with extraordinary stockholdings). Moreover, the persons who would be adversely affected by the implementation of the Proposal—small stockholders—would not have a meaningful opportunity to approve or reject the Proposal since the persons who would benefit from the implementation of the Proposal—individual investors with at least five million ($5,000,000) in stockholdings and institutional investors with at least two million (2,000,000) voting shares—control 52.35% of the Company's outstanding voting power.

A Delaware court struck down another election-manipulating bylaw in the well known case of *Lerman v. Diagnostic Data, Inc.*, 421 A.2d 906 (Del. Ch. 1980). There, the Delaware Court of Chancery invalidated a bylaw that required dissident candidates for directorship to provide a statement of their candidacy together with certain biographical data at least 70 days prior to the date of election, in a context where the board had fixed the meeting date less than 70 days later. One treatise has stated of the *Lerman* decision:

> Although *Lerman* is not, strictly speaking, a qualification case, it does provide some indication of the approach the courts would take if persuaded that a qualification had been established for the

express purpose of denying membership to specific persons....

1 David A. Drexler, Lewis S. Black & A. Gilchrist Sparks, III, *Delaware Corporation Law & Practice*, § 13.01[5], at 13-7 (2006) (hereinafter "Drexler"). Thus, Drexler suggests that a Delaware court would invalidate a director qualification that has been established for the express purposes of denying specific persons the opportunity to be director candidates, such as the qualifications set forth in the Proposal, which deny small stockholders the opportunity to be director candidates.

Finally, the director qualifications set forth in the Proposal are unreasonable because their implementation would disqualify from becoming directors the 99.8% of the Company's stockholders who do not meet the director qualifications set forth in the Proposal. The Delaware courts have stated that a stockholder's right to vote includes the right to nominate a contesting slate. In *Hubbard v. Hollywood Park Realty Enterprises*, 1991 WL 3151 (Del. Ch. Jan. 14, 1991), the Delaware Court of Chancery stated:

> The unadorned right to cast a ballot in a contest for office, a vehicle for participatory decisionmaking and the exercise of choice, is meaningless without the right to participate in selecting the contestants. ***As the nominating process circumscribes the range of the choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed candidate selection process thus renders the former an empty exercise.*** This is as true in the corporate suffrage contest as it is in civic elections, where federal law recognizes that access to the candidate selection process is a component of constitutionally-mandated voting rights.

*Id.* at *6 (emphasis added) (citing *Durkin v. National Bank of Olyphant*, 772 F.2d 55, 59 (3rd Cir. 1985)). *See also Harrah's Entm't, Inc. v. JCC Holding Co.*, 802 A.2d 294, 310 (Del. Ch. 2002) ("Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates.").

The Proposal does not preclude any stockholders from making nominations. However, by requiring that the pool of potential nominees be comprised solely of a few of the Company's largest stockholders, as a practical matter the Proposal deprives stockholders of the fundamental right to nominate and vote for a slate of their choice. This is so because the Company's small stockholders (or rather 99.8% of the Company's stockholders) could only nominate persons with a particular profile—large individual and institutional stockholders. There is no assurance that such persons would be willing to serve on a slate nominated by a small stockholder. Indeed, a number of commentators have recognized a significant distinction between large institutional stockholders and small stockholders. As one commentator recently queried after considering a model of corporate governance that had representatives of institutional investors managing corporations: "What will be done for smaller stockholders whose interests diverge from those of institutional investors?" Harvard Law Review Association, *Beyond "Independent Director:" A Functional Approach to Board Independence,* 119 Harv. L. Rev. 1553, 1560 (Mar. 2005); William B. Chandler, III, *On the Instructiveness of Insiders, Independents and Institutional Investors*, 67 U. Cin. L. Rev. 1083, 1090 (1999) ("institutional investors and individual shareholder interests may diverge"); John C. Coates, IV, *Takeover Defenses in the Shadow of the Pill: A Critique of the Evidence*, 79 Tex. L. Rev. 271, 285 n.48 (Dec. 2000) ("interests of institutional managers differ from those of shareholders in general"); Joseph E. Calio, *The Securities & Exchange Commission's 1992 Proxy Amendments: Questions of Accountability*, 14 Pace L. Rev. 459, 525 (1994) ("Institutional investors often operate under the political interests of their constituencies which may significantly diverge from those of individual investors."); George W. Dent, Jr., *Corporate Governance: Still Broke: No Fix in Sight*, 31 J.C.L. 39, 68 & n.193 (Fall 2005) ("the interests of large and small stockholders often differ"). Given these divergent interests, there is no assurance that a small stockholder could find a "qualified" nominee to serve on his or her slate. Hence, we believe that a bylaw provision reserving to a few, large stockholders the right to be director nominees would be unreasonable under Delaware law.

For the foregoing reasons, we believe that the director qualifications set forth in the Proposal are unreasonable. Indeed, any bylaw that would be adopted in order to implement the Proposal is akin to a bylaw that "attempts to force the board to meet only at the North Pole in the dead of winter," which the Delaware Court of Chancery recently proffered as an example of a facially invalid bylaw. *Bebchuck v. CA, Inc.*, 902 A.2d 737, 742 (Del. Ch. 2006). That case once again shows the Delaware courts' willingness to use standards of fairness, equity and reasonableness to reign in attempts to use a corporation's bylaws to manipulate or dictate the outcome of election and governance processes. We believe that a Delaware court would do the same here. Accordingly, we believe that the Proposal would, if implemented, add to the Company's bylaws a provision that is contrary to Delaware law and, as a result, the Proposal is subject to omission from the Company's proxy statement and form of proxy for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(2). Furthermore, because the Proposal would require the Company's stockholders to adopt an invalid standard for director nominees, we believe that the Proposal is not a proper subject for stockholder action under Delaware law, with the result that the Proposal also is subject to omission from the Company's proxy statement and form of proxy for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(1).

**IV. The Proposal is Inequitable.**

The Proposal, if implemented, would be inequitable because it assures that the Company's large stockholders will be represented on the Company's Board of Directors and that small stockholders will not be represented. The Delaware courts have long held that corporations and corporate elections must adhere to democratic principles. In *Standard Power & Light Corp. v. Inv. Assoc. Inc.*, 51 A.2d 572 (Del. 1947), the Delaware Supreme Court considered whether two members of a corporation's board of directors had been properly elected at an annual meeting and begin its analysis by stating as follows:

> We commence with the thought that the corporate enterprise should adhere to well-established democratic theories, which embody principles of fairness and reasonableness as opposed to principles which are unfair and unreasonable. Shareholders, constituting the backbone of corporate enterprise, must be assured in this respect.

*Id.* at 576. *See also MM Cos. v. Liquid Audio, Inc.*, 813 A.2d 1118, 1127 (Del. 2003) ("This Court and the Court of Chancery have remained assiduous in carefully reviewing any [] actions designed to interfere with or impede the exercise of corporate democracy by stockholders, especially in the election of directors."); *Aprahamian v. HBO & Co.*, 31 A.2d 1204, 1221 (Del. Ch. 1987) ("The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections."); *Baring v. Condrell*, 2004 WL 2340047, at *4 (Del. Ch. Oct. 18, 2004)

("The shareholder franchise occupies a special place in Delaware corporation law and our courts remain vigilant in policing conduct having the effect of impeding or interfering with the effectiveness of a shareholder vote.").

A concern for corporate democracy is reflected in Delaware's statutory requirement of annual meetings (8 *Del. C.* § 211), and in the cases that aggressively and summarily enforce that right. *See, e.g., Coaxial Communications, Inc. v. CNA Fin. Corp.*, 367 A.2d 994 (Del. 1976); *Speiser v. Baker*, 525 A.2d 1001 (Del. Ch. 1987). A concern for credible corporate democracy also underlies the decisions of the Delaware courts that have invalidated board action that sets or moves an annual meeting date upon a finding that such action was intended to thwart a stockholder group from effectively mounting an election campaign. *See, e.g., Schnell v. Chris-Craft Indus., Inc.*, 285 A.2d 437 (Del. 1971); *Lerman v. Diagnostic Data, Inc.*, 421 A.2d 906 (Del. Ch. 1980). Finally, the Delaware decisions invalidating stock issued for the primary purpose of diluting the voting power of a control block also reflect the concern that a credible form of corporate democracy be maintained. *See Canada Southern Oils, Ltd. v. Manabi Exploration Co., Inc.*, 96 A.2d 810 (Del. Ch. 1953); *Condec Corp. v. Lunkenheimer Co.*, 230 A.2d 769 (Del. Ch. 1967).

The director qualifications set forth in the Proposal discriminate between large stockholders and small stockholders and between large individual stockholders and large institutional stockholders. Moreover, implementation of the Proposal could result in small stockholders not being represented at all on the Company's board of directors. As set forth above, the decisions of the Delaware courts indicate a longstanding tradition of protecting stockholders from actions that manipulate the stockholder franchise. Indeed, the Delaware courts have invalidated such actions even where they were facially valid under the DGCL, where such actions were inequitable in application because they had the effect of interfering with or manipulating the stockholder franchise. *See Schnell v. Chris-Craft Indus., Inc.*, 285 A.2d 437 (Del. 1971) (invalidating management attempts to obstruct the efforts of dissident stockholders to undertake a proxy contest against management by advancing the date of the corporation's annual meeting through amendment of corporate bylaws); *Blasius Indus., Inc. v. Atlas Corp.*, 564 A.2d 651, 660 (Del. Ch. 1988) (enjoining board's expansion of board size pursuant to a bylaw amendment and the appointment of new directors because such actions impermissibly interfered with the stockholder franchise by preventing stockholders from electing a majority of dissident directors at an upcoming election); *Aprahamian v. HBO & Co.*, 531 A.2d at 1206-07 (enjoining board from delaying director election where board's motivation was to prevent incumbents' defeat by dissident slate); *Hubbard v. Hollywood Park Realty Enters., Inc.*, 1991 WL 3151, at *4 (declining to enforce a facially valid advance notice bylaw where enforcement of the bylaw would be inequitable).

While the foregoing cases all involved the Delaware courts' invalidation of director action on equitable grounds, the Delaware courts also have found that actions taken by stockholders may be invalidated on equitable grounds. In *Hollinger Int'l Inc. v. Hollinger, Inc.*, 844 A.2d 1022 (Del. Ch. 2004), *aff'd*, 844 A.2d 559 (Del. 2005), the Delaware Court of Chancery invalidated facially valid bylaw amendments adopted by a controlling stockholder of a Delaware corporation. The bylaw amendments (1) disbanded a board committee, (2) prohibited a board from acting on significant matters without a unanimous vote, (3) set a board's quorum requirement at 80%, (4) required that seven-days' notice be given for special meetings, and (5) provided that only stockholders could fill board vacancies. The Court found the bylaw amendments inequitable because they completely disabled the corporation's directors from exercising their statutory powers and would complete a course of contractual and fiduciary improprieties by the controlling stockholder. In discussing its source of authority for invalidating stockholder-adopted bylaw amendments on equitable grounds, the Court cited *Schnell v. Chris-Craft Indus.*, *Hubbard v. Hollywood Park* and *In re Osteopathic Hospital Assoc.*, which as discussed previously, involved the Delaware courts' invalidation of board-adopted bylaws on equitable grounds. The Court in *Hollinger* stated of this line of authority:

> Although these cases dealt with board-adopted bylaws and their effect on the stockholder franchise, the well-established proposition they rest upon, the idea that inequitable bylaws will not be enforced, is the one underlying the decision here.

*Id.* at 1081 n.137. Thus, *Hollinger* makes clear that stockholder-adopted bylaws may be invalidated on equitable grounds. *See also Frantz Manufacturing Co. v. EAC Indus., Inc.*, 501 A.2d 401, 405 (Del. 1985) (considering whether facially valid bylaw amendment adopted by a majority stockholder was invalid on equitable grounds). Importantly, the above-quoted language from *Hollinger* indicates that the Court did not view its authority to invalidate stockholder-adopted bylaws (as opposed to board-adopted bylaws) as being dependant on the fact that the bylaw amendments were adopted by a majority stockholder, who like a board of directors, owes fiduciary duties to stockholders. Rather, the Court stated that "the idea that inequitable bylaws will not be enforced is the one underlying the decision here." 844 A.2d 1022, 1081 n.137 Indeed, the Court did not even cite *Frantz* (which as mentioned in the parenthetical above dealt with the consideration of whether a bylaw adopted by a majority stockholder was invalid on equitable grounds) as one of the "cases" supporting its finding that stockholder-adopted bylaws could be invalidated on equitable grounds. Moreover, as mentioned above, the stockholders, who would benefit from implementation of the Proposal, control 52.35% of the Company's voting power and, thus, the scenario presented is not that different from *Hollinger*.

Based on the foregoing, the Proposal would, if implemented, cause the Company to violate Delaware law because it: (1) discriminates among stockholders on the basis of the size of their stockholdings; (2) creates unreasonable director qualifications; and (3) constitutes an inequitable subversion of fundamental principles of a corporate democracy. Moreover, because the Proposal would require the Company's stockholders to adopt invalid director qualifications for director nominees, we believe that it is not a proper subject for stockholder action under Delaware law. For these reasons, the Proposal may be omitted from the Company's proxy statement and form of proxy for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(2).

Very truly yours,

628957.4

Morris Nichols Arsht & Tunnell LLP

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: United Parcel Service, Inc.
Incoming letter dated December 22, 2006

The proposal relates to requiring that no salaried employee shall be a director nominee and that each nominee for director of the company be an individual who shall, for at least the past three years, have been, and currently be the sole owner of at least five million dollars of company shares and/or an individual from mutual, pension, state treasury funds, foundations or brokerages holding or representing at least two million voting shares in the company.

We are unable to concur in your view that UPS may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that UPS may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that UPS has met its burden of establishing that UPS may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that UPS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that UPS may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that UPS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that UPS may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that UPS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that UPS may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify nominees for director at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to nominees for director at meetings subsequent to the 2007 annual meeting. Accordingly, unless the proponent provides UPS with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if UPS omits the proposal from its proxy material in reliance on rule 14a-8(i)(8).

Sincerely,

Rebekah Toton
Attorney-Adviser

END